21001774

SEC
Mail Processing
Section
MAR 0 1 2021
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vining-Sparks IBG, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis (City) Tennessee (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold Gladney (901) 762-5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700 (Address) Kansas City (City) Missouri (State) 64106 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Medford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vining-Sparks IBG, L.P., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President and Chief Executive Officer

Title

Melissa C. Pearson

Notary Public

MELISSA C. PEARSON
STATE OF TENNESSEE
NOTARY PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES 12-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Partners of Vining-Sparks IBG, Limited Partnership and Subsidiaries (the "Partnership")
and the Partnership's general partner – Vining-Sparks Securities, Inc.
Memphis, Tennessee

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Vining-Sparks IBG, Limited Partnership and Subsidiaries (the "Partnership") as of December 31, 2020 and the related consolidated statements of income, changes in partners' capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

To the Partners of Vining-Sparks IBG, Limited Partnership and Subsidiaries (the "Partnership")
and the Partnership's general partner – Vining-Sparks Securities, Inc.

Report on Supplemental Information

The *Computation of Net Capital under Rule 15c3-1, Computation for Determination of Reserve Requirements under Rule 15c3-3, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission* as of December 31, 2020 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Partnership's auditor since 2014.

BKD, LLP

Kansas City, Missouri
February 24, 2021

VINING-SPARKS IBG, LIMITED PARTNERSHIP
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2020

Assets

Cash	$	6,429,891
Cash segregated under federal and other regulations		3,455,671
Securities purchased under agreements to resell		16,115,679
Receivable from customers		72,950
Receivable from clearing agents and brokers and dealers		33,869,957
Securities owned, at fair value		210,150,681
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation and amortization of $4,884,498		2,009,696
Operating lease right of use asset		9,120,221
Accrued interest receivable on securities		418,374
Other receivables		753,087
Other assets		3,111,974
Total assets	$	285,508,181

Liabilities and Partners' Capital

Liabilities:		
Payable to clearing agents and brokers and dealers	$	70,779,028
Securities sold under agreements to repurchase		70,291,687
Payable to customers		2,271
Securities sold, not yet purchased, at fair value		16,975,659
Accrued interest payable on securities		8,872
Operating lease liability		9,256,213
Accounts payable and accrued expenses		20,324,740
Total liabilities		187,638,470
Partners' capital:		
Vining-Sparks Securities, Inc.		1,316,607
Vining-Sparks Fund, L.P.		37,575,954
Vining-Sparks & Associates, L.P.		58,977,150
Total partners' capital		97,869,711
Total liabilities and partners' capital	$	285,508,181

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Vining-Sparks IBG, Limited Partnership (the Partnership) primarily acts as a U.S. government and municipal securities broker-dealer. In the United States of America, the Partnership is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, Inc. (FINRA), and the Municipal Securities Rulemaking Board (MSRB). The Partnership is also registered with certain regulatory agencies in Canada.

The Partnership has four wholly owned subsidiaries, Vining-Sparks Loan Trading, LLC (Loan Trading), Vining-Sparks Asset Management, LLC (VSAM), VSIBG Benefits, Inc. and VS Capital, LLC, whose activities during 2020 were not significant. The Partnership along with its wholly owned subsidiaries are referred to hereafter as the Company.

At December 31, 2020, the partners are Vining-Sparks Securities, Inc. (VSSI), as a 1.3799% general partner, Vining-Sparks Fund, L.P., as a 39.2437% limited partner, and Vining-Sparks & Associates, L.P., as a 59.3764% limited partner.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Cash

Cash represents funds deposited with various financial institutions and cash deposited with clearing organizations. At December 31, 2020, the Company's cash accounts exceeded federally insured limits by approximately $8,969,000.

(d) Securities Transactions

Securities transactions in regular-way trades are recorded on the trade date. Trading gains and losses arising from all securities transactions are recorded on a trade date basis and comprise substantially all revenues. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at fair value, and unrealized gains and losses are reflected in trading gains. Securities owned and securities sold, not yet purchased, are valued at fair value using quoted market prices or matrix pricing as determined through third-party pricing services. There were no securities that were not readily marketable at December 31, 2020.

(e) Fair Value

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 for *Fair Value Measurements and Disclosures* (ASC Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC Topic 820 establishes a fair value hierarchy that

prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are those that reflect the Partnership's assumptions about information that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The hierarchy is broken down into the following three levels, based on the reliability of inputs:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs for the asset or liability that reflect the reporting entity's own assumptions about information that market participants would use in pricing the asset or liability.

(f) Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements, reverse repos, or resale agreements) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(g) Other Revenues

Accounting Standards Update (ASU) 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") create a single framework for recognizing revenue from contracts with customers that fall within its scope. The majority of the revenues of the Company are trading gains and interest income, both of which are outside the scope of ASC 606. The revenues of the Company that fall within the scope of ASC 606 are reflected in other revenue and are recognized at the point in time when the Company satisfies its performance obligation to the customer. Typically, when the reports or information is provided to the customer, the Company invoices for such services and payment is due upon receipt. Company transactions within the scope of ASC 606 include asset liability consulting fees, bond accounting services, banking strategies fees, investment banking fees, and security safekeeping services, which are disclosed in footnote (12) Other Revenues.

(h) Depreciation and Amortization

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

(i) Leases

The Company recognizes and measures leases in accordance with FASB ASC Topic 842, *Leases*. The Company leases certain office space from third parties. All the Company's leases are accounted for as operating leases and lease expense for lease payments is recognized on a straight-line basis over the lease term. Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The ROU assets are measured at the amount equal to the lease liabilities, less the unamortized balance of lease incentives received. The operating lease liabilities are recognized based on the present value of the future lease payments over the remaining lease term. When an implicit rate is not available, the Company uses its incremental borrowing rate, factoring in the lease term, to determine the lease liability. A lease term may include an option to extend or terminate the lease when it is reasonably certain the option will be exercised. The Company has elected not to recognize a ROU asset and liability for short-term leases, and as a result, the lease payments are recognized on a straight-line basis over the lease term. Renewal and termination options are considered when determining short-term leases. Leases are accounted for on an individual lease level.

(j) Income Taxes

No provision for federal income taxes has been made because the Company allocates income and expenses to the partners for inclusion in their respective federal income tax returns. A provision for state income taxes has been made, as pursuant to Tennessee state statute the Partnership is subject to an entity level income-based tax. Deferred state income tax balances were not significant at December 31, 2020.

(k) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC, since no such liabilities existed at December 31, 2020 or at any time during the year then ended.

(l) Statement of Comprehensive Income

The financial statements do not include a statement of comprehensive income as no comprehensive income items existed at December 31, 2020.

(m) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value.

(n) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Partnership's financial position due in part to the short-term nature of the commitments. The unrealized gains and losses for TBAs and when-issued securities are recorded in the consolidated financial statements. The extent of the Partnership's involvement in TBAs and when-issued financial instruments with off-balance-sheet risk as of December 31, 2020 was a net commitment to sell securities totaling $102,844,759.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

(16) Employee Benefits

The Company has a 401(k) plan (the Plan), which covers substantially all employees. Employees are eligible to participate in the Plan at the next quarterly open enrollment period after date of hire. The Company's matching contribution is equal to 50% of certain employee contributions up to 6% of employee's base salary. The Company's contributions to the Plan were $99,352 during 2020 and are recorded as employee compensation and benefits.